FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 18, 2016

FAIRFAX TO ACQUIRE CERTAIN AIG BUSINESSES IN LATIN AMERICA, CENTRAL AND EASTERN EUROPE

FAIRFAX TO SERVICE AIG MULTINATIONAL BUSINESS IN ACQUIRED COUNTRIES

Toronto, Ontario (October 18, 2016) – Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has entered into an agreement to acquire insurance operations from American International Group, Inc. (NYSE: AIG) in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey.  In addition, Fairfax has entered into an agreement to acquire certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia (collectively, the “CEE”).

Through an ongoing partnership, Fairfax will support and service AIG’s multinational business in the countries where business operations are acquired.  Total consideration is approximately US$240 million.  Each transaction is subject to customary closing conditions, including relevant regulatory approvals, and each transaction is expected to close next year.

AIG’s multinational clients will continue to experience the same seamless servicing capabilities following the transaction.  The local country operations will maintain the same expertise, processes and efficiencies that have supported these clients, while Fairfax and AIG are mutually committed to meeting the needs of multinational clients going forward.

Fairfax currently has Latin American operations in Brazil and Central and Eastern European (CEE) operations in Poland, Hungary, Czech Republic, Slovakia and Romania.

“This partnership marks a significant step forward in achieving the strategic priorities of AIG, as well as Fairfax,” said Peter Hancock, President and Chief Executive Officer of AIG.  “We look forward to expanding our multinational network partner relationship with Fairfax to provide seamless world-class capabilities and outstanding service to our global clients in these key countries.”

“We are very excited to partner with AIG and to have the LATAM group of companies and operations in CEE and Turkey join the Fairfax family,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “The LATAM companies are well established in their respective markets with experienced management teams and a disciplined approach to underwriting, and they will significantly expand Fairfax’s footprint in Latin America.  The acquisition of the CEE operations follows on our recent expansion in Eastern Europe through our previously announced QBE transaction and will accelerate our plans for long-term growth in the region.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:        John Varnell, Vice President, Corporate Development, at (416) 367-4941